MAIL STOP 3561

      March 28, 2006

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
401 South Old Woodward, Ste. 450
Birmingham, MI 48009

      Re:	Asia Automotive Acquisition Corporation
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed March 10, 2006
   File No. 333-127755

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary

1. Clarify, if true, that the 19.99% will not be changed.

Proposed Business, page 28

2. We reissue comment 10 of our letter dated March 6, 2006.
Please
provide a complete citation to the source of the information for each bulleted point on page 28. For example, please provide a citation that would allow investors to find this information, such as the name of the article and date of the publication or a website address. We continue to note the reference to Internal Assessment. If this is the internal assessment of management, please provide the basis for the internal assessment. We may have further comment.

3. When dealing with "target clients" please revise to discuss the obligations of Asia Development Capital and your officers and directors to both the clients and you.

4. We note the additional disclosure that Asia Development Capital will not receive compensation from you or their client for introductions to you. Are they not already receiving compensation from their clients? If so, the introduction would only be a part of the services they would provide to their client and aid in retaining such client. Please revise your disclosure to reflect the economic realities involved with their ability to use you as a part of their main business operations.

5. We note your response to comment 11 of our letter dated March
6,
2006. It is not clear how the analysis of components or subsystems will aid in the determination to pursue a certain target client.
Are
some components or subsystems more attractive than others? If so, explain why.

Principal Stockholders, page 43

6. We note the control persons for Asia Development Capital LLC.
The
shares owned by Asia Development should be included in the beneficial ownership table for each control person. Please revise the table accordingly.

Certain Transactions, page 45

7. We note your response to comment 18 of our letter dated March
6,
2006. Please advise supplementally how the sale of shares to the Globis entities was consistent with the federal securities laws.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Paul Kavanaugh
	Fax #  248-645-2690

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
March 28, 2006
Page 1